Antisoma's ASA404 1800 mg/m^2 lung cancer trial will report positive survival data

London, UK: 22 August 2007 - Cancer drug developer Antisoma plc (LSE: ASM, US OTC: ATSMY) today announces that its single-arm phase II trial of ASA404 in non-small cell lung cancer (all histologies) has produced positive final results. In particular, survival data support the findings from an earlier, randomised study in which addition of ASA404 to standard chemotherapy produced one of the largest increases in median survival ever reported in lung cancer.

Findings from the trial, which tested an 1800 mg/m^2 dose of ASA404 in combination with chemotherapy. will be presented by Dr Mark McKeage of the Auckland Cancer Centre, New Zealand, on September 5th at the World Lung Cancer Conference in Seoul, Korea. The presentation will include independently determined tumour response rates and time to tumour progression findings, as well as survival data.

Dr Ursula Ney, Antisoma's Chief Operating Officer, said: "These positive results strongly support our earlier trial findings, which showed that adding ASA404 to chemotherapy improves survival in patients with lung cancer."

In September 2006, Antisoma announced findings from its randomised phase II study in lung cancer. These showed a median survival of 14 months in patients who received a 1200 mg/m^2 dose of ASA404 combined with chemotherapy and of 8.8 months in patients who received chemotherapy alone.

Non-small cell lung cancer is the lead indication for ASA404. Antisoma's partner, Novartis, plans to start enrollment of patients into a phase III trial early in 2008.

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Antisoma disclaimer

Certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Details of the ASA404 1800 mg/m^2 lung cancer study

This trial was conducted as an open-label extension to the first, randomised study of ASA404 in lung cancer. The aim was to evaluate the activity and safety of a higher dose of ASA404 than that used in other phase II studies. As in the earlier randomised study, patients received first-line chemotherapy treatment for stage IIIb or IV non-small cell lung cancer. All patients received 1800 mg/m^2 ASA404 in combination with carboplatin and paclitaxel. Thirty-one patients were treated at hospitals in Germany and New Zealand.

Background on lung cancer

According to the World Health Organisation, there are more than 1.2 million cases worldwide of lung and bronchial cancer each year, causing approximately 1.1 million deaths. The American Cancer Society (ACS) estimated that around 173,000 people would be diagnosed with lung cancer in the United States during 2006. The US National Cancer Institute reports that lung cancer is the single largest cause of deaths from cancer in the US, responsible for nearly 30% of all cancer deaths. Non-small cell lung cancer is the most common form of the disease and accounts for more than 80% of all lung cancers.

Background on ASA404

ASA404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. CRUK had supported two phase I studies in the UK and New Zealand. Worldwide rights to the drug were licensed to Novartis AG in April 2007.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.

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